UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Second Quarter 2012 Earnings Release Regulated Information August 22, 2012 - 7:00 a.m. CET

DELHAIZE GROUP SECOND QUARTER 2012 RESULTS

Financial Summary Second Quarter 2012 (at identical exchange rates)

»	Revenue growth of 4.2% (1.3% organic growth)

»	Comparable store sales decreased by 0.6% in the U.S. and increased by 1.1% in Belgium

»	Underlying operating margin of 3.2%, impacted by price investments and Food Lion repositioning

Financial Summary First Half 2012 (at identical exchange rates)

»	Revenue growth of 5.0% (1.8% organic growth)

»	Underlying operating margin of 3.3%

Other

»	Confirm full year underlying operating profit guidance, albeit at the bottom-end of the range, as Delhaize Group remains committed to improving customers’ experience in terms of price and service

»

Encouraging momentum from growth initiatives. Food Lion repositioning continues to deliver strong revenue growth with sustained momentum in Phase One (comparable store sales growth of 3.2%) and positive trends in Phase 2

»

Current gross annual cost savings plan will exceed the € 500 million target and reach € 550 million by the end of 2012. Subsequent efficiency plan being prepared as we are determined to fund our growth initiatives

»	Reiterate free cash flow target of € 500 million in 2012

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “We are pleased to report that during the second quarter a number of our initiatives produced good results and we are confident that they will support our revenue growth in the second part of the year. Specifically, the investments at Food Lion continued to pay off as the Phase One stores sustained strong revenue growth in their second year after launch. Phase 2 stores have enjoyed similar positive momentum in the initial months following their launch in March 2012. With the launch of Phase 3 in July 2012, we have now repositioned more than 700 Food Lion stores, or 65% of the network. Our experience with Food Lion´s repositioning gives us confidence that steps being taken elsewhere in the Group will also start to bear fruit. Turning to Belgium, we are encouraged by the positive comparable store sales growth recorded during the second quarter and believe we will see further positive impact resulting from additional price investments, new store openings and remodelings. While Greece continues to dominate the headlines, Alfa Beta managed to gain market share and to grow its profitability,”

“Despite these positive trends and as expected, our growth initiatives continued to impact our underlying operating profit. We confirm that we will reach our full year underlying operating profit guidance. However, we expect to achieve the bottom-end of the range as we remain committed to improving our customers experience in terms of both price and service. Given the decline in our operating profit and the challenging environment, we recognize the need to redouble our efforts and sharpen our focus. As previously described, we expect to exceed our current cost savings program and deliver € 550 million by year-end, and we are working on a multi-year plan focused on achieving greater efficiency.”

»	Financial Summary

Q2 2012 (1)				YTD 2012 (1)
Actual Results	At Actual Rates	At Identical Rates	€ in Millions, except EPS (in €)	Actual Results		At Actual Rates	At Identical Rates
5,695	+11.5%	+4.2%	Revenues	11,173		+10.1%	+5.0%
176	-15.8%	-19.2%	Operating profit	207	(2)	-51.5%	-53.0%
3.1%	—	—	Operating margin	1.9	%(2)	—	—
184	-12.0%	-18.1%	Underlying operating profit	373		-13.3%	-17.5%

3.2%	—	—	Underlying operating margin	3.3%		—	—
121	-26.7%	-29.1%	Profit before taxes and discontinued operations	99	(2)	-70.6%	-71.0%
86	-26.7%	-29.4%	Net profit from continuing operations	83	(2)	-65.9%	-66.7%
87	-26.1%	-28.8%	Group share in net profit	84	(2)	-65.3%	-66.1%
0.86	-26.2%	-28.9%	Basic earnings per share (Group share in net profit)	0.84	(2)	-65.4%	-66.1%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 12.3% in the second quarter of 2012 (€ 1 = $ 1.2814) and strengthened by 8.2% in the first half of 2012 compared to last year.
(2)	Mainly due to the € 159 million negative impact of the portfolio optimization announced in January 2012.

Delhaize Group – Earnings Release – Second Quarter 2012	1 of 23

»	Second Quarter 2012 Income Statement

Revenues

In the second quarter of 2012, Delhaize Group’s revenues increased by 11.5% and 4.2% at actual and identical exchange rates, respectively. Excluding the 126 stores closed in February in the U.S., revenues increased by 14.1% and 6.6% at actual and identical exchange rates. Organic revenue growth was 1.3%.

At Delhaize America, excluding the impact of the stores closed as part of our portfolio optimization, revenues in local currency increased by 0.3% (-3.1% including the revenues of the 126 closed stores) and were impacted by a 0.7% negative calendar impact due to the timing of the 4th of July. U.S. comparable store sales decreased by 0.6%, in line with the first quarter although retail inflation continued to decrease. Volume trends, while still negative, improved for the second consecutive quarter as a result of the Food Lion repositioning. Revenues at Delhaize Belgium increased by 0.4% as a result of comparable store sales growth of 1.1% partly offset by a 0.7% negative calendar impact. Revenues in Southeastern Europe and Asia grew by 64.0% at identical exchange rates primarily as a result of the Delta Maxi acquisition. Excluding Delta Maxi, revenues were near a double digit growth as a result of excellent revenue growth in Romania and sustained revenue growth in Greece.

Gross margin

Gross margin was 24.3% of revenues, a 92 basis points decrease at identical exchange rates, mainly as a result of our decision to invest in prices across the Group, mainly in Belgium and in the U.S., along with the lower margin of the acquired Maxi business.

Other operating income

Other operating income was € 35 million, an increase of € 10 million compared to last year mainly as a result of gains on the disposal of fixed assets and the recognition of government grant income.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.7% of revenues, an 18 basis points increase at identical exchange rates due to investments in our strategic initiatives in the U.S. and salary indexations and increased advertising expenses in Belgium, partly offset by cost savings.

Other operating expenses

Other operating expenses were € 10 million, an increase of € 3 million compared to last year as a result of storm damage costs, higher losses on the disposal of fixed assets and a one-time U.S. litigation settlement charge partly offset by store closing provision adjustments resulting from favorable sublease and lease termination agreements.

Underlying operating profit

Underlying operating profit decreased by 12.0% at actual exchange rates and 18.1% at identical exchange rates mainly as a result of our decision to further invest in prices in the U.S. and Belgium. Underlying operating margin was 3.2% of revenues compared with 4.1% in 2011.

Operating profit

Operating profit decreased to € 176 million and operating margin was 3.1%. The difference with underlying operating profit is due to a positive adjustment on store closing expenses which is more than offset by storm damage costs, and a one-time U.S. litigation settlement charge.

EBITDA

EBITDA remained resilient, decreasing by 2.9% at actual exchange rates to € 340 million (-8.3% at identical exchange rates).

Net financial expenses

Net financial expenses were € 55 million, an increase of 18.1% compared to 2011 at identical exchange rates due to the additional debt to partially finance the Delta Maxi acquisition.

Effective tax rate

Our second quarter effective tax rate of 29.1% was in line with last year.

Net profit from continuing operations

Net profit from continuing operations was € 86 million or € 0.86 basic per share compared to € 1.17 in 2011.

Delhaize Group – Earnings Release – Second Quarter 2012	2 of 23

Net profit

Group share in net profit amounted to € 87 million. Basic net profit per share was € 0.86 compared to € 1.16 in 2011 and diluted net profit per share was € 0.86 compared to € 1.15 in 2011.

»	Second Quarter 2012 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the second quarter of 2012, net cash provided by operating activities amounted to € 239 million, an increase of € 28 million compared to last year at actual exchange rates, as a result of better working capital management mainly due to inventory reduction initiatives, partly offset by higher interest paid due to the timing of bond coupon payments and low income taxes paid in the second quarter of last year.

Free cash flow

The decrease in free cash flow from € 60 million in the second quarter last year to € 41 million in the second quarter of 2012 is mainly explained by an increase in capital expenditures.

Net debt

The net debt to equity ratio was 51.8% at the end of the second quarter compared to 48.8% at the end of 2011. Net debt increased by € 121 million to € 2.8 billion mainly as a result of the payment of dividends and an unfavorable conversion effect of debt in foreign currency of approximately € 50 million, partly offset by € 126 million free cash flow generation.

»	First Half 2012 Income Statement

Revenues

In the first half of 2012, Delhaize Group posted revenue growth of 10.1% and 5.0% at actual and identical exchange rates, respectively. Excluding the 126 stores closed in February in the U.S., revenues increased by 12.1% and 7.0% at actual and identical exchange rates, respectively. Organic growth was 1.8%.

Revenues in the U.S. decreased by 2.2% in local currency but increased by 0.5% excluding the impact of the 126 stores closed in February. Comparable store sales decreased by 0.6%. Delhaize Belgium generated revenue growth of 1.8%, supported by comparable store sales growth of 0.2%, a 0.9% favorable calendar impact and new store openings. Revenues in Southeastern Europe and Asia grew by 64.5% at identical exchange rates, mainly driven by the acquisition of Delta Maxi and revenue growth in all other countries of the segment despite a difficult environment, especially in Greece.

Gross margin

Gross margin was 24.5% of revenues, an 89 basis points decrease at identical exchange rates due to our decision to strengthen our price competitiveness in the U.S., price investments carried out in the second quarter in Belgium and the lower margin of our Maxi business.

Other operating income

Other operating income increased by 32.2% to € 62 million mainly as a result of gains on the disposal of fixed assets, higher rental income and government grant income.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.9% of revenues, an increase of 33 basis points at identical exchange rates mainly due to expenses related to our strategic initiatives in the U.S. and salary indexation and increased advertising expenses in Belgium, partly offset by cost savings across the Group.

Other operating expenses

Other operating expenses amounted to € 150 million in the first half of 2012 compared to € 11 million last year primarily due to the € 138 million store portfolio optimization charges.

Underlying operating profit

Underlying operating profit decreased by 13.3% at actual exchange rates to € 373 million (-17.5% at identical exchange rates). Underlying operating margin decreased to 3.3% of revenues (4.2% last year) mainly as a result of our planned substantial price investments at Food Lion as part of the brand repositioning, at Hannaford and at Delhaize Belgium, and the expansion of Bottom Dollar Food.

Delhaize Group – Earnings Release – Second Quarter 2012	3 of 23

Operating profit

Operating profit decreased to € 207 million and operating margin was 1.9%.

EBITDA

EBITDA decreased by 25.7% at actual exchange rates to € 529 million (-28.9% at identical exchange rates), mostly due to the store portfolio optimization charge.

Net financial expenses

Net financial expenses amounted to € 108 million, an increase of 14.0% compared to last year at identical exchange rates mainly due to the additional debt from the acquisition of Delta Maxi.

Effective tax rate

The effective tax rate decreased from 27.8% to 16.5% mainly due to the deductibility of the portfolio optimization charges in the U.S., our highest tax rate jurisdiction.

Net profit from continuing operations

Net profit from continuing operations decreased by 65.9% mainly as a result of the portfolio optimization charge (-66.7% at identical exchange rates) and amounted to € 83 million or € 0.83 basic earnings per share (€ 2.42 in 2011).

Net profit

Group share in net profit amounted to € 84 million, a decrease of 65.3% at actual exchange rates (-66.1% at identical exchange rates) compared to 2011 mainly as a result of the portfolio optimization charge. Per share, basic net profit was € 0.84 (€ 2.41 in 2011) and diluted net profit was € 0.83 (€ 2.39 in 2011).

Delhaize Group – Earnings Release – Second Quarter 2012	4 of 23

»	Segment Information (at actual exchange rates)

Q2 2012		Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
	(in millions)	Q2 2012	Q2 2011	2012/2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	2012/2011
United States	$	4,728	4,881	-3.1%	3.3%	4.3%	157	208	-24.5%

United States	€	3,686	3,393	+8.6%	3.3%	4.3%	123	145	-15.0%
Belgium	€	1,225	1,221	+0.4%	3.8%	4.8%	47	58	-19.8%
SEE & Asia (1)	€	784	493	+58.8%	2.9%	3.4%	23	17	+37.6%
Corporate	€	—	—	N/A	N/A	N/A	(9)	(11)	+17.6%

TOTAL	€	5,695	5,107	+11.5%	3.2%	4.1%	184	209	-12.0%

YTD 2012		Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
	(in millions)	H1 2012	H1 2011	2012/2011	H1 2012	H1 2011	H1 2012	H1 2011	2012/2011
United States	$	9,352	9,563	-2.2%	3.5%	4.5%	330	429	-23.0%

United States	€	7,213	6,815	+5.8%	3.5%	4.5%	255	307	-16.7%
Belgium	€	2,416	2,375	+1.8%	4.2%	4.9%	102	115	-11.0%
SEE & Asia (1)	€	1,544	961	+60.5%	2.4%	2.8%	37	27	+35.7%
Corporate	€	—	—	N/A	N/A	N/A	(21)	(18)	-19.2%

TOTAL	€	11,173	10,151	+10.1%	3.3%	4.2%	373	431	-13.3%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).
(2)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 20 of this document.

United States

In the second quarter of 2012, revenues at Delhaize America decreased by 3.1% to $ 4.7 billion (€ 3.7 billion). Excluding revenues from the 126 stores closed in February, U.S. revenues increased by 0.3%. Comparable store sales decreased by 0.6%, excluding a negative calendar effect of 0.7%. Volume trends improved for the second quarter in a row, mostly as a result of the Food Lion brand repositioning and strong revenue growth at Bottom Dollar Food. Retail inflation stayed below cost inflation as a result of our continued investments in prices at Food Lion and improved price competitiveness at Hannaford.

During the first half of 2012, U.S. revenues decreased by 2.2% in local currency, but increased by 0.5% excluding the 126 stores closed in February. Comparable store sales decreased by 0.6%, excluding a negative calendar effect of 0.4%. At the end of June 2012, Delhaize Group operated 1,548 supermarkets in the U.S, a decrease of 90 stores compared to June 2011 due to the closing of 126 stores earlier this year, partly offset by the expansion of Bottom Dollar Food.

In the second quarter of 2012, underlying operating profit decreased by 24.5% to $ 157 million mainly due to a decrease in the gross margin resulting from our price investments at Food Lion and Hannaford and costs relating to our strategic initiatives. Underlying operating margin for the quarter was 3.3% compared to 4.3% in 2011.

For the first six months of 2012, underlying operating profit of our U.S. operations decreased by 23.0% to $ 330 million (€ 255 million) and underlying operating margin was 3.5% (4.5% in 2011).

At Food Lion, Phase One stores continued to show good sales momentum also after cycling the new strategy launched in May of last year. The 166 repositioned Phase One stores reported 3.2% comparable sales growth in the second quarter helped by 2.7% transaction growth and 1.6% real revenue growth. Phase 2, with 268 stores relaunched at the end of March 2012, enjoyed similar positive trends during the second quarter. Phase 3 includes 269 stores and was launched at the end of July in Food Lion’s largest higher share markets.

We now have more than 700 stores, or 65% of Food Lion network, repositioned, and we expect this to support our revenue growth in the second part of the year.

Phase 4 is scheduled to be launched in early 2013.

Delhaize Group – Earnings Release – Second Quarter 2012	5 of 23

At Bottom Dollar Food, we have reduced the operating losses compared to the first quarter of this year as we focused on a better mix between sales growth and profitability.

Belgium

Revenues for the second quarter of 2012 in Belgium were € 1.2 billion, an increase of 0.4% over 2011, with comparable store sales growth of +1.1% partly offset by a negative calendar impact of 0.7%. Competition was intense and focused on price and Delhaize Belgium accelerated its price investments and store remodelings during the second quarter.

During the first half of 2012, Delhaize Belgium revenues increased by 1.8%. At the end of June 2012, the sales network of Delhaize Belgium included 830 stores, an increase of 19 stores compared to June 2011.

Underlying operating profit in Belgium decreased by 19.8% to € 47 million in the second quarter of 2012.

Underlying operating margin was 3.8% (4.8% last year) as a result of our planned price investments, the impact of the automatic salary indexations of 4.6% and higher advertising expenses.

For the first six months of 2012, underlying operating profit at Delhaize Belgium decreased by 11.0% and amounted to € 102 million. Underlying operating margin was 4.2%.

Southeastern Europe and Asia

In the second quarter of 2012, revenues in Southeastern Europe and Asia increased by 58.8% to € 784 million mainly as a result of the Maxi acquisition (consolidated as of August 1, 2011). Excluding Maxi, revenues continued to grow strongly across the segment with solid comparable store sales growth in Romania and continued revenue growth and market share gains at Alfa Beta in spite of the difficult economic environment in Greece. Revenue growth was positively impacted by store openings.

During the first half of 2012, revenues in Southeastern Europe and Asia increased by 60.5%. At the end of June 2012, Delhaize Group operated 987 supermarkets in Southeastern Europe and Asia, 41 more than at the end of the first quarter of 2012.

In the second quarter of 2012, underlying operating profit increased by 37.6% to € 23 million, while underlying operating margin decreased from 3.4% to 2.9% mostly due to the lower margin of our Maxi operations outside Serbia and new store openings.

In the first half of 2012, underlying operating profit amounted to € 37 million, an increase of 35.7%. The underlying operating margin decreased from 2.8% to 2.4% due to the lower margin of our Maxi operations outside Serbia and new store openings.

At Maxi, we increased our focus on Serbia where we enjoy a high market share and profitability. In the second quarter, we increased our market share in Serbia and Bulgaria, our two largest operations within Maxi.

»	2012 Outlook

Sharpening our focus

While we have made progress on our growth initiatives, we continue to be confronted with a challenging trading environment. As a result, we have decided to redouble our efforts and sharpen our focus in order to drive sustainable revenue growth and increase shareholder value. We expect to exceed our current 2010 to 2012 cost reduction program and deliver € 550 million of gross annual cost savings by the end of this year. We are working on a new multi-year plan focused on achieving greater efficiency, details of which will be shared in due course. We have also adopted a more disciplined approach towards capital expenditures, and will deploy resources where they will achieve the highest return.

Delhaize Group – Earnings Release – Second Quarter 2012	6 of 23

2012 Financial outlook

We confirm our full year guidance of a decrease in underlying operating profit of between 15% and 20% at identical exchange rates, but expect results to arrive at the bottom end of this range as we continue investing in prices and putting the customer at the center of our efforts.

Despite continued tough market conditions, we expect the Food Lion brand repositioning to support our revenue growth in the second part of the year. In Belgium, our ongoing price investments and the persisting difficult trading environment will continue to negatively impact the third quarter’s operating profit. Finally, we expect Maxi to make further gradual improvement in profitability.

As announced in May at the occasion of our first quarter earnings release, we target to generate € 500 million free cash flow in 2012. In addition, we expect our full year capital expenditures to amount between € 700-750 million (excluding leases and at identical exchange rates) and expect to open 200-230 new stores for the year.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2012 results during a conference call starting August 22, 2012 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 3106 7162 (U.K), +1 646 254 3375 (U.S.) or +32 2 620 0137 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2012, Delhaize Group’s sales network consisted of 3,365 stores. In 2011, Delhaize Group posted € 21.1 billion ($ 29.4 billion) in revenues and € 475 million ($ 661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

— Press release – 2012 third quarter results	November 7, 2012
— Press release – 2012 fourth quarter and full year revenues	January 17, 2013
— Press release – 2012 fourth quarter and full year results	March 7, 2013
— Press release – 2013 first quarter results	May 8, 2013

»	Contacts

Chris Farrell: +32 2 412 75 71

Frederic van Daele: + 32 2 412 77 61

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group – Earnings Release – Second Quarter 2012	7 of 23

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	June 30, 2012	December 31, 2011	June 30, 2011
Assets
Non-current assets	9,256	9,158	7,498
Goodwill	3,441	3,414	2,648
Intangible assets	880	878	589
Property, plant and equipment	4,588	4,550	3,855
Investment property	115	83	58
Financial assets	32	31	157
Derivative instruments	67	57	73
Other non-current assets	133	145	118
Current assets	2,906	3,134	2,920
Inventories	1,579	1,717	1,412
Receivables and other assets	849	813	687
Financial assets	99	115	38
Derivative instruments	—	1	—
Cash and cash equivalents	329	432	783
Assets classified as held for sale	50	56	—

Total assets	12,162	12,292	10,418

Liabilities
Total equity	5,342	5,419	4,843
Shareholders’ equity	5,338	5,414	4,842
Non-controlling interests	4	5	1
Non-current liabilities	4,045	4,045	3,299
Long-term debt	2,317	2,325	1,780
Obligations under finance lease	671	689	628
Deferred tax liabilities	568	624	583
Derivative instruments	28	20	21
Provisions	389	289	222
Other non-current liabilities	72	98	65
Current liabilities	2,775	2,828	2,276
Short-term borrowings	103	60	24
Long-term debt - current portion	81	88	80
Obligations under finance lease	74	61	54
Accounts payable	1,729	1,845	1,514
Derivative instruments	—	—	1
Other current liabilities	788	774	603

Total liabilities and equity	12,162	12,292	10,418

$ per € exchange rate	1.2590	1.2939	1.4453

Delhaize Group – Earnings Release – Second Quarter 2012	8 of 23

»	Condensed Consolidated Income Statement (Unaudited)

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
5,695	5,107	Revenues	11,173	10,151
(4,311)	(3,827)	Cost of sales	(8,432)	(7,581)

1,384	1,280	Gross profit	2,741	2,570
24.3%	25.1%	Gross margin	24.5%	25.3%
35	25	Other operating income	62	47
(1,233)	(1,089)	Selling, general and administrative expenses	(2,446)	(2,179)
(10)	(7)	Other operating expenses	(150)	(11)

176	209	Operating profit	207	427
3.1%	4.1%	Operating margin	1.9%	4.2%
(60)	(50)	Finance costs	(125)	(99)
5	7	Income from investments	17	9

121	166	Profit before taxes and discontinued operations	99	337
(35)	(49)	Income tax expense	(16)	(94)

86	117	Net profit from continuing operations	83	243

—	—	Result from discontinued operations, net of tax	—	—
86	117	Net profit, before non-controlling interests	83	243

(1)	—	Net profit (loss) attributable to non-controlling interests	(1)	—
87	117	Net profit attributable to equity holders of the Group - Group share in net profit	84	243

		(in €, except number of shares)
		Group share in net profit from continuing operations:
0.86	1.17	Basic earnings per share	0.83	2.42
0.86	1.15	Diluted earnings per share	0.83	2.39

		Group share in net profit:
0.86	1.16	Basic earnings per share	0.84	2.41
0.86	1.15	Diluted earnings per share	0.83	2.39

		Weighted average number of shares outstanding:
100,744,407	100,608,414	Basic	100,726,732	100,591,808
101,119,155	101,744,496	Diluted	101,115,296	101,650,384

101,892,190	101,845,646	Shares issued at the end of the quarter	101,892,190	101,845,646

100,819,794	101,001,182	Shares outstanding at the end of the quarter	100,819,794	101,001,182

1.2814	1.4391	Average $ per € exchange rate	1.2965	1.4032

Delhaize Group – Earnings Release – Second Quarter 2012	9 of 23

»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
86	117	Net profit of the period	83	243
14	(4)	Gain (loss) on cash flow hedge	9	(16)
(14)	5	Reclassification adjustment to net profit	(6)	19
—	—	Tax (expense) benefit	(1)	(1)

—	1	Gain (loss) on cash flow hedge, net of tax	2	2
—	3	Unrealized gain (loss) on financial assets available for sale	(1)	2
—	(4)	Reclassification adjustment to net profit	(6)	(4)
—	—	Tax (expense) benefit	1	—

—	(1)	Unrealized gain (loss) on financial assets available for sale, net of tax	(6)	(2)
190	(72)	Exchange gain (loss) on translation of foreign operations	18	(311)
—	—	Reclassification adjustment to net profit	—	—

190	(72)	Exchange gain (loss) on translation of foreign operations	18	(311)

190	(72)	Other comprehensive income	14	(311)
—	—	Attributable to non-controlling interests	(1)	—
190	(72)	Attributable to equity holders of the Group	15	(311)

276	45	Total comprehensive income for the period	97	(68)
(1)	—	Attributable to non-controlling interests	(2)	—
277	45	Attributable to equity holders of the Group	99	(68)

Delhaize Group – Earnings Release – Second Quarter 2012	10 of 23

»	Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5,414	5	5,419

Other comprehensive income	15	(1)	14
Net profit	84	(1)	83

Total comprehensive income for the period	99	(2)	97

Dividends declared	(177)	—	(177)
Tax payment for restricted shares vested	(2)	—	(2)
Share-based compensation expense	7	—	7
Purchase of non-controlling interests	(3)	1	(2)

Balances at June 30, 2012	5,338	4	5,342

Shares issued	101,892,190
Treasury shares	1,072,396
Shares outstanding	100,819,794

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5,068	1	5,069

Other comprehensive income	(311)	—	(311)
Net profit	243	—	243

Total comprehensive income for the period	(68)	—	(68)

Capital increases	11	—	11
Dividends declared	(173)	—	(173)
Treasury shares purchased	(4)	—	(4)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(3)	—	(3)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	6	—	6

Balances at June 30, 2011	4,842	1	4,843

Shares issued	101,845,646
Treasury shares	844,464
Shares outstanding	101,001,182

Delhaize Group – Earnings Release – Second Quarter 2012	11 of 23

»	Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
		Operating activities
86	117	Net profit, before non-controlling interests	83	243
		Adjustments for:
161	140	Depreciation and amortization	322	281
3	1	Impairment	—	3
90	91	Income taxes, finance costs and income from investments	125	184
(1)	7	Other non-cash items	2	11
27	(87)	Changes in operating assets and liabilities	75	(36)
(71)	(47)	Interest paid	(103)	(92)
4	4	Interest received	6	7
(60)	(15)	Income taxes paid	(63)	(19)
239	211	Net cash provided by operating activities	447	582

		Investing activities
(1)	(2)	Business acquisitions and disposals	6	(6)
(213)	(153)	Purchase of tangible and intangible assets (capital expenditures)	(359)	(270)
7	4	Sale of tangible and intangible assets	11	6
(3)	11	Net investment in debt securities	(3)	(21)
9	—	Other investing activities	21	—
(201)	(140)	Net cash used in investing activities	(324)	(291)

38	71	Cash flow before financing activities	123	291

		Financing activities
(2)	11	Exercise of share warrants and stock options	(2)	12
—	—	Treasury shares purchased	—	(4)
—	—	Non-controlling interests purchased	(2)	—
(177)	(172)	Dividends paid	(179)	(172)
—	1	Escrow maturities	—	2
223	1	Borrowing under long-term loans, net of financing costs	223	1
(298)	(37)	Repayment of long-term loans	(298)	(38)
(12)	(11)	Repayment of lease obligations	(27)	(22)
92	24	Borrowings under (repayments of) short-term loans, net	43	11
—	(7)	Settlement of derivative instruments	1	(7)

(174)	(190)	Net cash used in financing activities	(241)	(217)

32	(11)	Effect of foreign currency translation	15	(49)

(104)	(130)	Net increase (decrease) in cash and cash equivalents	(103)	25

433	913 (1)	Cash and cash equivalents at beginning of period	432	758
329	783	Cash and cash equivalents at end of period	329	783

(1)	Net of € 4 million bank overdrafts

Delhaize Group – Earnings Release – Second Quarter 2012	12 of 23

»	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the six months ended June 30, 2012 were authorized by the Board of Directors on August 21, 2012.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2011.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2012:

•	Amendments to IAS 12 Income Taxes; and

•	Amendments to IFRS 7 Derecognition Disclosure.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

Segment reporting

Q2 2012		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	Q2 2012	Q2 2011	2012 /2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	2012 /2011
United States	$	4,728	4,881	-3.1%	3.1%	4.2%	147	205	-28.2%

United States	€	3,686	3,393	+8.6%	3.1%	4.2%	114	142	-20.2%
Belgium	€	1,225	1,221	+0.4%	3.8%	5.2%	47	63	-25.3%
SEE & Asia (1)	€	784	493	+58.8%	3.1%	3.4%	24	17	+46.9%
Corporate	€	—	—	N/A	N/A	N/A	(9)	(13)	+30.2%

TOTAL	€	5,695	5,107	+11.5%	3.1%	4.1%	176	209	-15.8%

YTD 2012		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	H1 2012	H1 2011	2012 /2011	H1 2012	H1 2011	H1 2012	H1 2011	2012 /2011
United States	$	9,352	9,563	-2.2%	1.5%	4.4%	137	421	-67.3%

United States	€	7,213	6,815	+5.8%	1.5%	4.4%	106	300	-64.7%
Belgium	€	2,416	2,375	+1.8%	4.3%	5.0%	103	120	-13.7%
SEE & Asia (1)	€	1,544	961	+60.5%	1.2%	2.8%	19	27	-29.9%
Corporate	€	—	—	N/A	N/A	N/A	(21)	(20)	-7.1%

TOTAL	€	11,173	10,151	+10.1%	1.9%	4.2%	207	427	-51.5%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

Delhaize Group – Earnings Release – Second Quarter 2012	13 of 23

Business combinations and acquisition of non-controlling interests

Business combinations

Delta Maxi acquisition of 2011

During the first half of 2012, Delhaize Group finished the purchase price allocation of the Delta Maxi acquisition and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. The Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets for such contingencies, as it expects to be compensated for any potential losses by the former owner. As a result, the total purchase price of € 615 million was revised to € 582 million (of which € 5 million cash received in the first half of 2012) and acquisition date goodwill increased from € 467 million to € 507 million.

The above noted adjustments have been, in accordance with the guidance provided in IFRS 3, recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ending December 31, 2011. However, due to the recognition of unfavorable lease contracts in the revised opening balance sheet, the store closing expenses recorded during the first quarter of 2012 were overstated by approximately € 8 million. As such the first quarter 2012 results have been revised by approximately € 7 million, net of tax, and thus the Group share in net loss amounts to € 3 million instead of the € 10 million, reported in the Group’s interim consolidated financial statements as of March 31, 2012.

The table below summarizes the gross consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at acquisition date, comparing the provisional fair values (as of December 31, 2011) and revised acquisition date fair values (June 30, 2012):

	August 1, 2011 Acquisition Date Fair Values
(in millions of €)	as disclosed in 2011 Annual Report (provisional)	as revised, as of June 30, 2012
Intangible assets	194	218
Property, plant and equipment	426	394
Investment property	44	34
Financial assets	24	24
Inventory	69	68
Receivables	59	54
Other assets	9	9
Cash and cash equivalents	21	21
Assets classified as held for sale	15	16

	861	838
Long-term debt, including current portion	(211)	(211)
Obligations under finance lease	(8)	(8)
Short-term borrowings	(132)	(132)
Provisions	(14)	(45)
Accounts payable	(259)	(261)
Other liabilities	(37)	(69)
Deferred tax liability	(24)	(22)

Net assets	176	90
Non controlling interest (measured at the proportionate shares of the net assets)	(28)	(15)
Goodwill arising on acquisition	467	507

Total acquisition cost	615	582

Delhaize Group – Earnings Release – Second Quarter 2012	14 of 23

Delhaize Group also completed the allocation of goodwill to the specific cash-generating units that are expected to benefit from the synergies of the combination, resulting in the following split between the various Maxi countries, which represent the lowest level at which management monitors goodwill:

(in millions of €)	Acquisition date value	Carrying value June 30, 2012
Serbia	448	396
Bosnia & Herzegovina	26	26
Bulgaria	15	15
Montenegro	10	10
Albania	8	8
Total	507	455

Acquisitions in 2012

During the first six months of 2012, the Group entered into some smaller business acquisition agreements for a total cash consideration of € 2 million. These transactions resulted in an immaterial increase of the goodwill.

Acquisition of non-controlling interest in Maxi subsidiaries

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option, selling to Delhaize Group its share of 49% in the subsidiary. Both parties agreed to close the transaction and determine the final exercise price by August 31, 2012. In accordance with IAS 32, the Group had recognized, as part of the purchase price allocation, a liability of approximately € 13 million in connection with the put option, representing its best estimate of the expected cash outflow. Delhaize Group further recognized an indemnification asset of approximately € 6 million, which it expects to recover from the former owner of Delta Maxi. With the exercise of the put option by the minority shareholder and in line with IAS 32, Delhaize Group accounted for the transaction as a forward purchase agreement at June 30, 2012 and reclassified the remaining non-controlling interest into retained earnings. Subsequent changes in the liability and indemnification asset will be recognized in profit or loss.

Further, during the first half of 2012, Delhaize Group acquired smaller amounts of non-controlling interests held by third parties in its subsidiaries. The cash consideration transferred for the acquired non-controlling interests amounted to € 2 million.

Business divestitures

During the first quarter of 2012, the Group sold one of its smaller Belgian transportation subsidiaries for an amount of € 3 million and recognized an immaterial gain in net income.

»	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first half of 2012, Delhaize Group incurred capital expenditures of € 359 million, consisting of € 312 million in property, plant and equipment, € 41 million in intangible assets and € 6 million in investment property. In the second quarter of 2012, the Group incurred capital expenditures of € 213 million, consisting of € 183 million in property, plant and equipment, € 24 million in intangible assets and € 6 million in investment property.

During the second quarter of 2012, Delhaize Group was awarded a government grant of € 10 million, primarily in connection with the construction of a warehouse in Greece. The amount has been recognized as deferred income, in accordance with the Group’s accounting policy on government grants, and will be released into profit or loss over the useful life of the respective assets.

In addition, the Group added property under finance leases in the first half of 2012 for a total amount of € 10 million (€ 2 million for the second quarter). The carrying amount of tangible and intangible assets that were sold or disposed for the same period was € 13 million (€ 9 million for the second quarter).

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Equity

In the first half of 2012, Delhaize Group did not issue or purchase any shares, but used 111,552 treasury shares mostly following the vesting of restricted stock units (108,530 during the second quarter of 2012). The Group owned 1,072,396 treasury shares at the end of June 2012.

Dividends

At Delhaize Group’s shareholders’ meeting on May 24, 2012, Delhaize Group’s shareholders approved the distribution of a € 1.76 gross dividend per share for financial year 2011. After deduction of a 25% withholding tax, this resulted in a net dividend of € 1.32 per share. The 2011 dividend became payable to owners of Delhaize Group’s ordinary shares beginning June 1, 2012 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 6, 2012.

Financial liabilities and derivatives

On April 10, 2012, Delhaize Group completed a tender offer for cash prior to maturity of up to € 300 million aggregate principal amount of its outstanding € 500 million 5.625% notes due 2014 and purchased an aggregate nominal amount of € 191 million of the notes at a price of 108.079%. Following completion of the offer, an aggregate nominal amount of € 309 million of the notes remains outstanding. The immaterial difference between the carrying amount of the financial liability and the consideration transferred was recognized in profit or loss of the period.

On the same day, Delhaize Group closed the issuance of $ 300 million senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on the principal amount and the net proceeds were used in part to fund the repurchase of the above mentioned notes and for general corporate purposes.

The new $ 300 million notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of the aggregated principal amount of the notes plus accrued and unpaid interest thereon, if any, upon the occurrence of both (a) a change in control and (b) a downgrade of our credit rating by the agencies Moody’s and S&P.

This offering of the new notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC). The new notes of $ 300 million are not listed on any stock exchange.

Simultaneously, Delhaize Group entered into matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the notes due to variability in market interest rates. The Group designated and documented this transaction as a fair value hedge. In addition, Delhaize Group entered into cross-currency swaps, exchanging the principal amount ($ 300 million for € 225 million) and interest payments (both variable), to cover the foreign currency exposure of the notes. No hedge accounting was applied on this transaction as it represents an economic hedge.

Further, during the second quarter of 2012 the $ 113 million floating term loan issued by the Group matured and was repaid.

Employee benefits

In May 2012, Delhaize Group granted 128,551 restricted stock unit awards and 291,727 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was $ 38.86 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of $ 38.86, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is $ 6.10 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.50%
Expected volatility	27.86%
Risk-free interest rate	0.64%
Expected term in years	4.2

During the acceptance period which ended in July 2012, Delhaize Group issued 362,047 stock options to senior management of its non-U.S. operating companies, at an exercise price of € 30.99. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per

Delhaize Group – Earnings Release – Second Quarter 2012	16 of 23

option is calculated based on the weighted average share price over the acceptance period and amounts to € 3.86. The Black-Scholes-Merton model has been used to calculate the option fair value using the following assumptions:

Expected dividend yield	3.30%
Expected volatility	26.03%
Risk-free interest rate	0.65%
Expected term in years	5.8

»	Income Statement

Income taxes

During the first half of 2012, the effective tax rate decreased from 27.8% to 16.5% due to the deductibility of the store portfolio optimization charges in the U.S., our highest tax jurisdiction.

Other operating income

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
13	11	Rental income	26	21
6	7	Income from waste recycling activities	11	13
1	3	Services rendered to wholesale customers	3	6
4	—	Gain on sale of property, plant and equipment	6	1
11	4	Other	16	6

35	25	Total	62	47

Other operating expenses

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
9	—	Store closing and restructuring expenses	(133)	(1)
(3)	(1)	Impairment	—	(3)
(6)	(2)	Loss on sale of property, plant and equipment	(7)	(3)
(10)	(4)	Other	(10)	(4)

(10)	(7)	Total	(150)	(11)

Store closing expenses due to portfolio optimization

On January 12, 2012, Delhaize Group announced, following a thorough review of its store portfolio, the decision to close 146 stores and one distribution center across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food stores) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina). The portfolio optimization impacted approximately 5 000 associates and resulted in store closing expenses of € 150 million in the first quarter of 2012 (approximately $ 161 million for the U.S. and € 27 million for Southeastern Europe) which primarily related to onerous lease contracts, severance obligations and other store closing related expenses.

As indicated in the note on Business Combinations, the Group revised the first quarter charge for Southeastern Europe by approximately € 8 million to reflect changes due to the purchase price allocation of the Delta Maxi acquisition.

During the second quarter of 2012, Delhaize Group terminated early or subleased several of its closed stores and updated its total store closing provision correspondingly resulting in a reversal of approximately $ 12 million (€ 9 million).

In total, the Group recognized € 133 million of store closing expenses during the first half of 2012.

Delhaize Group – Earnings Release – Second Quarter 2012	17 of 23

In addition, Delhaize Group reached an agreement with a U.S. landlord on a number of closed leased stores and settled all claims, including some pending legal disputes, towards that party in exchange for a $ 31 million (€ 24 million) cash payment. The Group obtained, as part of the agreement, land for a value of $ 9 million (€ 7 million). The agreement resulted in an additional charge to profit or loss of approximately $ 4 million (€ 3 million) included in the caption “Other.”

Impairment

During the second quarter of 2012, Delhaize Group recognized impairment charges of € 3 million. As the Group reversed impairment on properties for an amount of € 3 million during the first quarter of 2012, the total net impairment recognized during the first half of 2012 is zero.

Other

At the end of June 2012, severe straight-line windstorms (“Derechos”) impacted parts of the Group’s U.S. operations and resulted in product losses and other storm related expenses for an amount of $ 7 million (€ 5 million) recognized in “Other operating expenses.” As mentioned above, the caption “Other” also contains a settlement expense of € 3 million.

Related Party Transactions

In May 2012, an aggregate number of 227,737 stock options and warrants and 22,349 restricted stock units were granted to members of the Executive Management.

»	Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 143 of the 2011 Annual Report.

»	Subsequent events

There are no material events after balance sheet date.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2011	End of Q1 2012	Change Q2 2012	End of Q2 2012	End of 2012 Planned
United States	1,650	1,541	+7	1,548
Belgium	821	822	+8	830
Greece	251	253	+6	259
Romania	105	122	+20	142
Serbia	366	362	+0	362
Bulgaria	42	38	+1	39
Bosnia and Herzegovina	44	40	+1	41
Albania	18	18	+5	23
Montenegro	22	22	+3	25
Indonesia	89	91	+5	96

Total	3,408	3,309	+56	3,365	3,428 - 3,458

»	Organic Revenue Growth Reconciliation

Q2 2012	Q2 2011	% Change	(in millions of €)	YTD 2012	YTD 2011	% Change
5,695	5,107	11.5%	Revenues	11,173	10,151	10.1%
(375)			Effect of exchange rates	(510)
5,320	5,107	4.2%	Revenues at identical exchange rates	10,663	10,151	5.0%
(267)			Acquisitions	(520)
2	(117)		Effect of the US store portfolio optimization (1)	(50)	(235)
—			Divestitures	—

5,055	4,990	1.3%	Organic revenue growth	10,093	9,916	1.8%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores which were closed in Q1 2012 as part of the portfolio optimization.

»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

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	Q2 2012
(in millions)	United States	United States	Belgium	SEE & Asia	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	147	114	47	24	(9)	176

Add/(substract):
Fixed assets impairment charges (reversals)	4	3	—	—	—	3
Restructuring charges (reversals)	—	—	—	—	—	—
Store closing expenses (reversals)	(13)	(9)	—	—	—	(9)
(Gains)/losses on disposal of fixed assets	4	3	—	(1)	—	2
Other	15	12	—	—	—	12

Underlying Operating Profit	157	123	47	23	(9)	184

	YTD 2012
(in millions)	United States	United States	Belgium	SEE & Asia	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	137	106	103	19	(21)	207

Add/(substract):
Fixed assets impairment charges (reversals)	—	—	—	—	—	—
Restructuring charges (reversals)	—	—	—	—	—	—
Store closing expenses (reversals)	148	114	—	19	—	133
(Gains)/losses on disposal of fixed assets	4	3	(1)	(1)	—	1
Other	41	32	—	—	—	32

Underlying Operating Profit	330	255	102	37	(21)	373

The second quarter of 2012 was primarily impacted by the reversal of store closing expenses (€ 9 million positive), a settlement charge of € 3 million and storm damage expenses of € 6 million, of which € 5 million related to the Derechos storms end June in the U.S. The latter two expenses are reflected in “Other”.

The first half of 2012 was significantly impacted by the store portfolio optimization: € 133 million store closing expenses and € 23 million of related expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption “Other” contains a settlement charge of € 3 million and storm damage expenses of € 6 million.

All these items have been further explained in the note above “Other operating expenses.”

»	EBITDA Reconciliation

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
176	209	Profit from operations	207	427
161	140	Depreciation and amortization	322	281
3	1	Impairment	0	3

340	350	EBITDA	529	711

»	Free Cash Flow Reconciliation

Q2 2012	Q2 2011	(in millions of €)	YTD 2012	YTD 2011
239	211	Net cash provided by operating activities	447	582
(201)	(140)	Net cash used in investing activities	(324)	(291)
3	(11)	Net investment in debt securities	3	21

41	60	Free cash flow	126	312

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»	Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	June 30, 2012	December 31, 2011	June 30, 2011
Non-current financial liabilities	2,988	3,014	2,408
Current financial liabilities	258	209	158
Derivative liabilities	28	20	22
Derivative assets	(67)	(58)	(73)
Investment in securities - non-current	(13)	(13)	(140)
Investment in securities - current	(97)	(93)	(35)
Cash and cash equivalents	(329)	(432)	(783)

Net debt	2,768	2,647	1,557
Net debt to equity ratio	51.8%	48.8%	32.1%

»	Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q2 2012			Q2 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5,695	(375)	5,320	5,107	11.5%	4.2%
Operating profit	176	(7)	169	209	(15.8)%	(19.2)%
Net profit from continuing operations	86	(4)	82	117	(26.7)%	(29.4)%
Basic EPS from continuing operations	0.86	(0.03)	0.83	1.17	(26.3)%	(29.0)%
Net profit - Group share	87	(4)	83	117	(26.1)%	(28.8)%
Basic EPS from Group share in net profit	0.86	(0.03)	0.83	1.16	(26.2)%	(28.9)%
Free cash flow	41	(7)	34	60	(32.5)%	(44.6)%

(in millions of €, except per share amounts)	YTD 2012			YTD 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	11,173	(510)	10,663	10,151	10.1%	5.0%
Operating profit	207	(6)	201	427	(51.5)%	(53.0)%
Net profit from continuing operations	83	(2)	81	243	(65.9)%	(66.7)%
Basic EPS from continuing operations	0.83	(0.02)	0.81	2.42	(65.6)%	(66.3)%
Net profit - Group share	84	(2)	82	243	(65.3)%	(66.1)%
Basic EPS from Group share in net profit	0.84	(0.02)	0.82	2.41	(65.4)%	(66.1)%
Free cash flow	126	(12)	114	312	(59.7)%	(63.6)%

(in millions of €)	June 30, 2012			December 31, 2011	Change
Net debt	2,768	(16)	2,752	2,647	4.6%	4.0%

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six-month period ending June 30, 2012 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the fiscal year 2012 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 21, 2012

Pierre-Olivier Beckers	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed statement of comprehensive income, condensed cash flow statement, condensed statement of changes in equity and selected notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the six-month period ended 30 June 2012. The board of directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with international financial reporting standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

Our limited review of the interim financial information was conducted in accordance with international standard ISRE 2410 – Review of interim financial information performed by the independent auditor of the entity. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA). Accordingly, we do not express an audit opinion on the interim financial information.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six-month period ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 54 through 59 of the 2011 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

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DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 24, 2012	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President and General Counsel